Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Endurance Acquisition Corp. (the “Company”) on Form S-1 of our report dated June 11, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Endurance Acquisition Corp. as of June 11, 2021 and for the period from April 23, 2021 (inception) through April 26, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

August 26, 2021